OMB APPROVAL
OMB Number: Expires: Estimated average burden Hours per response...............................	3235-0060 January 31, 2008 38.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 6, 2007

CHINA FORTUNE ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-52370	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Jinmao Tower, 88 Century Boulevard, Suite 4403, Pudong, Shanghai, People’s Republic of China	200121
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 86-21-5049-1188

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

China Fortune Acquisition Corp. (the “Company”) has been informed by EarlyBirdCapital, Inc., the representative of the underwriters in the Company’s initial public offering, that holders of the Company’s units can separately trade the ordinary shares and warrants included in such units commencing on or about August 8, 2007. The common stock and warrants will be quoted on the OTC Bulletin Board under the symbols CFAQF and CFAWF, respectively. A copy of the Company’s press release, dated August 7, 2007 announcing the foregoing is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2007	CHINA FORTUNE ACQUISITION CORP.

	By:	/s/ Yufeng Zhang
Yufeng Zhang Chief Financial Officer, Secretary and Treasurer